Exhibit 99.1

Operating and Financial Review and Prospects

A.	OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

	2014/2015	2013/2014	2012/2013	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2014/2015 - 2013/2014	2013/2014 - 2012/2013
Corn (2)	5.7	5.9	5.3	(3.7%)	11.5%
Soybean	3.2	2.7	2.2	18.9%	22.8%
Soybean (second harvest)	2.5	1.7	1.3	45.1%	32.3%
Cotton lint	0.7	1.1	0.8	(35.3%)	43.1%
Wheat (3)	2.3	2.6	1.8	(11.8%)	41.6%
Rice	5.1	5.9	5.7	(14.2%)	3.4%
Sugarcane (4)	93.0	80.8	71.2	15.1%	13.4%

(1) This column reflects the full harvest season.
(2) Includes sorghum and peanut.
(3) Includes barley.
(4) Does not consider harvested area for planting activities.

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2015 to December 31, 2015, soybean prices decreased 14.7% and corn prices decreased by 8.2%. Also, between January 1, 2015 and December 31, 2015, ethanol prices increased by 33.1% in Brazilean Reais, according to ESALQ data, while in dollar terms, decreased 10.7% due to the depreciation of the currency; sugar prices increased by 2.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of not harvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)	Corn in U.S. cents per bushel (CBOT)

Sugar in U.S. cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis. See  ̶  “Year ended December 31, 2015 as compared to year ended December 31, 2014”. ̶

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Period ended December 31,
	2015	2014	2013
	Hectares
Crops (1)	141,550	148,899	153,327
Rice	37,565	35,328	36,604
Sugar, Ethanol and Energy	129,299	124,412	99,409

(1) Does not include second crop and forage area.

The decrease in the crop production area in 2015 compared to 2014 was mainly driven by the sale in November 2015 of La Cañada farm (3,399 hectares) and the transformation of owned land that was put under rice production.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean was subject to an export tax of 35.0%, wheat was subject to an export tax of 23.0%, rough rice was subject to an export tax of 10.0%, processed rice was subject to an export tax of 5.0%, corn was subject to an export tax of 20.0% and sunflower was subject to an export tax of 32.0%. Since December 2015, all of the export taxes mentioned above have been removed, except for soybean, for which the export tax has been reduced to 30.0%.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of December 31, 2015, the Peso-U.S. dollar exchange rate was Ps.13.04 per U.S. dollar as compared to Ps.8.55 and Ps.6.52 per U.S. dollar as of December 31, 2014 and 2013, respectively. As of December 31, 2015, the Real-U.S. dollar exchange rate was R$3.90 per U.S. dollar as compared to R$2.66 and R$2.34 per U.S. dollar as of December 31, 2014 and 2013, respectively.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Argentinean Peso/ U.S. Dollar	Brazilian Reais/ U.S. Dollar

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also "Risk Factors ̶ Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors ̶ Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments." included in “Item 3. Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current biological assets, such as, sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $$226.6 million for the year ended December 2013, $320.8 million for the year ended December 2014 and $147.8 million for the year ended December 2015. See also " ̶ Capital Expenditure Commitments."

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2015 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL).

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in accordance with IFRS . The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our Consolidated Financial Statements. The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected.

The Company's critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2015.  We would like to highlight the most significant accounting policy.

Biological Assets and Agricultural Produce

Before harvest, our crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 “Biological Assets.” As prescribed by IAS 41, we measure growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. We measure biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset’s life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product

Crops	Crop from planting through approximately 60 days	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	N/A

Rice	Rice plant from planting through approximately 60 days	Rice plant, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed Rice

Coffee	Coffee tree from planting through approximately 18 months	Coffee tree, approximately 18 months after planting until exhausted in 15-20 harvests (total period of approximately 16 years).	Harvested coffee	Coffee

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Raw milk	N/A

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	Sugarcane from planting through approximately 30 days	Sugarcane, approximately 30 days after planting until exhausted in 5-6 harvests (total period of approximately 5.5 years).	Sugarcane	Sugar, ethanol and energy

Valuation Criteria	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost

Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statement of income in the period in which they arise as “Initial recognition and changes in fair value of biological assets and agricultural produce.” We value our inventories of agricultural produce after harvest at net realizable value, except for rough rice, which is valued at cost.

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of DCF valuation techniques. Therefore, we generally derive the fair value of our growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition from period to period.

The DCF method requires the following significant inputs to project revenues and costs:

•	Production cycles or number of harvests;
•	Production area in hectares;
•	Estimated crop and rice yields;
•	Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;
•	Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);
•	Estimated transportation costs;
•	Market prices; and
•	Discount rates.

In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g., for crops, sugar and coffee). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

As of December 31, 2015, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the our plantations less cost to sell of $25.6 million (2014: $29.9 million) for sugarcane and $1.3 million (2014: $1.4 million) for coffee. As of December 31, 2015, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $2.73 million (2014: $3.1 million) for crops and $6.9 million (2014: $6.3 million) for rice.

All of the key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to increases or decreases in prices and discount rates used would result in a significant increase or decrease of the fair value of biological assets and significantly impact our statement of income. In addition, cash flows are projected over the following year or a number of years (depending on the type of biological asset) and based on estimated production. Estimates of production in and of themselves depend on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted.  During the years ended December 31, 2013, December 31, 2014 and December 31, 2015, we made no changes to the models.

The aggregate gains and losses arising during a period on initial recognition and from the changes in fair value less costs to sell of biological assets is affected by the way we treat our harvesting and production costs for accounting purposes. Since IAS 41 does not provide guidance on the treatment of these costs, we generally capitalize all costs directly involved with the management of biological assets. These costs may include labor, planting, fertilizers, agrochemicals, harvesting, irrigation and feeding, among others. Then, the cost of the biological asset is adjusted periodically by the re-measurement of the biological asset at fair value less cost to sell. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological growth we adjust biological assets to fair value less cost to sell. Accordingly, capitalized biological assets are adjusted periodically at fair value less cost to sell. At the point of harvest, we recognize the agricultural produce at fair value less cost to sell. The periodic adjustments in fair value less cost to sell reflect period to period gains or losses. After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income as incurred. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.

We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they occur. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.

We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses means that the related produce or product has been sold and the proceeds are included in revenues for the year.

The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”

Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.

Based on the foregoing, the gross profit of our agricultural activities is solely a function of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and of the “Changes in net realizable value of agricultural produce after harvest.”

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria.  Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services.  The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•      The Company’s ‘Farming’ business is comprised of four reportable segments:

•	The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of raw milk´and other dairy products,

•	The Company’s ‘All Other Segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•      The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•      The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•      The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

The following table presents selected historical financial and operating data solely for the periods indicated as of December 31,  2015 as it is used for our discussion of results of operations.

	Year ended December 31,
	2015	2014	2013
Sales	(In thousands of $)
Farming Business	273,692	315,837	327,163
Crops	154,741	177,662	185,117
Soybean(1)	77,432	79,515	68,850
Corn (2)	41,924	69,720	79,423
Wheat (3)	16,750	8,819	21,798
Sunflower	12,659	10,016	8,030
Cotton Lint	3,317	9,081	6,119
Other crops(4)	2,659	511	897
Rice(5)	84,668	103,682	107,093
Dairy	32,981	32,968	30,661
All other segments(6)	1,302	1,525	4,292
Sugar, Ethanol and Energy Business	400,622	407,129	317,461
Sugar	177,801	174,459	133,597
Ethanol	176,150	165,870	150,382
Energy	46,671	66,800	32,463
Other (7)	-	-	1,019
Total	674,314	722,966	644,624
Land Transformation Business(8)	23,980	25,508	28,172

Production	2016/2015 Harvest Year	2014/2015 Harvest Year	2013/2014 Harvest Year	2012/2013 Harvest Year
Farming Business
Crops (tons)(9)	68,492	628,345	622,511	501,301
Soybean (tons)	N/A	285,353	209,188	175,471
Corn (tons) (2)	N/A	234,276	303,298	243,784
Wheat (tons) (3)	66,005	84,610	76,234	52,308
Sunflower (tons)	2,487	21,762	26,415	24,076
Cotton Lint (tons)	N/A	2,344	7,375	2,482
All other segments (15)	-	-	-	3,180
Rice(10) (tons)	N/A	180,149	216,645	202,589

	Year ended December 31,
	2015	2014	2013
Processed rice(11) (tons)	176,456	225,535	242,270
Dairy(12) (liters)	88,556	79,468	72,984
Sugar, Ethanol and Energy Business
Sugar (tons)	464,929	413,687	335,643
Ethanol (cubic meters)	361,001	299,810	268,053
Energy (MWh)	553,090	442,706	300,208
Land Transformation Business (hectares traded)	10,905	12,887	14,175

Planted Area	2015/2016 Harvest Year		2014/2015 Harvest Year	2013/2014 Harvest Year	2012/2013 Harvest Year
	(Hectares)
Farming Business(13)
Crops	184,523		194,060	190,969	188,120
Soybean	92,811		96,476	88,115	92,103
Corn (2)	44,124		40,044	51,371	45,733
Wheat (3)	32,393		37,020	29,411	28,574
Sunflower	9,548		12,314	12,887	12,478
Cotton	N/	A	3,160	6,430	3,098
Forage	5,648		5,046	3,568	6,135
Rice	37,565		35,328	36,604	35,249
All other segments (14)	-		-	-	1,484
Total Planted Area	222,088		229,388	227,572	224,853
Second Harvest Area	37,326		40,115	34,075	34,091
Leased Area	58,502		60,056	55,811	54,197
Owned Croppable Area(15)	120,613		124,172	134,119	130,431

	Year ended December 31,
	2015	2014	2013
Sugar, Ethanol and Energy Business

Sugarcane plantation	129,299	124,412	99,409
Owned land	9,145	9,145	9,145
Leased land	120,154	115,267	90,264

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum and peanut.

(3)	Includes barley.

(4)	Includes cotton seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	All other segments include our cattle business which primarly consists of leasing land to a third party based on the price of beef.

(7)	Includes sales of sugarcane and other miscellaneous items to third parties

(8)	Represents capital gains from the sale of land, of which $16,066 thousand in 2015 and $25,508 thousand in 2014, represent the results from the sale of minority interests in subsidiaries. See Note 16 of our consolidated financial statements for details.

(9)	Crop production does not include tons of forage produced.

(10)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Includes hectares planted in the second harvest.

(14)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(15)	Does not include potential croppable areas being evaluated for transformation or forage.

Year ended December 31, 2015 as compared to year ended December 31, 2014

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2015	2014
	(In thousands of $)
Sales of manufactured products and services rendered	490,619	513,127
Cost of manufactured products sold and services rendered	(321,998)	(335,442)
Gross Profit from Manufacturing Activities	168,621	177,685
Sales of agricultural produce and biological assets	183,695	209,839
Cost of agricultural produce sold and direct agricultural selling expenses	(183,695)	(209,839)
Initial recognition and changes in fair value of biological assets and	36,869	27,145
agricultural produce
Changes in net realizable value of agricultural produce after harvest	14,691	3,401
Gross Profit from Agricultural Activities	51,560	30,546
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	220,181	208,231
General and administrative expenses	(48,425)	(52,695)
Selling expenses	(70,268)	(78,865)
Other operating income, net	31,066	11,977
Share of loss of joint ventures	(2,685)	(924)
Profit from Operations Before Financing and Taxation	129,869	87,725
Finance income	9,150	7,291
Finance costs	(116,890)	(86,472)
Financial results, net	(107,740)	(79,181)
Profit Before Income Tax	22,129	8,544
Income tax expense	(3,754)	(6,106)
Profit for the Year from Continuing Operations	18,375	2,438
Profit for the Year from Discontuned Operations	-	-
Profit for the Year	18,375	2,438

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	3,089	84,187	1,419	1,302	400,622	490,619
2014	189	101,336	2,948	1,525	407,129	513,127

Sales of manufactured products and services rendered decreased 4.4%, from $513.1 million in 2014 to $490.6 million in 2015, primarily as a result of:

•	a $17.2 million decrease in our Rice segment, mainly due to: (i) a 9.7% decrease in the price per ton of rough rice equivalent, from $358.2 in 2014 to $323.6 in 2015; and (ii) a 25.0% decrease in the volume of white rice sold measured in tons of rough rice, from 236.1 thousand tons in 2014 to 177.1 thousand tons in 2015, mainly explained by: (a) a decrease of 14.2% in yields from 5.9 tons per hectare in 2014 to 5.1 tons per hectare in 2015 due to the introduction of zero level technology in new rice area and the operating efficiencies gained; (b) a 5.7% decrease in purchases of rough rice to third parties, from 41.6 tons in 2014 to 39.2 tons in 2015 due to the decrease in the margin of processing rough rice from third parties; and (c) a higher inventory build-up from 10.2 thousand tons of rough rice in 2014 compared to 35.9 thousand tons of rough rice in 2015;

•	a $6.5 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 20.0% fall in sugar prices from $371.3 per ton in 2014 to $297.2 per ton in 2015; (ii) a reduction in ethanol prices of 22.9%, from $562.0 per cubic meter in 2014 to $433.4 per cubic meter in 2015; and (iii) a 49.1% decrease in energy prices from $150.9 per MWh in 2014 to $76.8 in 2015; the decrease in ethanol and energy prices was mainly caused by the depreciation of the Brazilean Real. The fall in prices was partially offset by: (i) a 32.6% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 990.1 thousand tons in 2014 to 1,312.5 thousand tons in 2015; and (ii) a 37.3% increase in volume of energy sold, from 442.7 thousand MWh in 2014 to 607.8 thousand MWh in 2015. The increase in volume of sugar and ethanol sold was due to (a) a 15.2% increase in sugarcane milled, from 7.2 million tons in 2014 to 8.3 million tons in 2015; (b) a 1.1% increase in the TRS content in sugarcane, from 130.5 kilograms per ton in 2014 to 132.0 kilograms per ton in 2015; and (c) a higher inventories sell-off, measured in TRS, from 26.3 thousand tons in 2014 compared to 47.5 thousand tons in 2015. The increase in the volume of energy sold was mainly due to (a) the increase in sugarcane milled; and (b) an increase in the cogeneration efficiency ratio measured in KWh per ton of sugarcane crushed, from 61.6 in 2014 to 66.4 in 2015. The increase in the sugarcane milled is due to: (i) the expansion of crushing capacity resulting from the completion of Ivinhema mill in May 2015; (ii) a 15.1% increase in sugarcane yields from 80.8 tons per hectare in 2014 to 93.0 tons per hectare in 2015; (iii) a 15.2% increase in sugarcane purchased to third parties, from 814.6 thousand tons in 2014 to 938.5 thousand tons in 2015; and (iv) the expansion of our sugarcane plantation from 124.4 thousand hectares in 2014 to 129.3 hectares in 2015.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

1)	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following figure sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2015	2014	Chg %	2015	2014	Chg %	2015	2014	Chg %
	(in millions of $)			(in thousands of units)			(in $ per unit)
Ethanol (M3)	176.2	165.9	6.2%	406.4	295.1	37.7%	433.4	562.0	(22.9%)
Sugar (tons)	177.8	174.5	1.9%	598.3	469.9	27.3%	297.2	371.3	(20.0%)
Energy (MWh)	46.7	66.8	(30.1%)	607.8	442.7	37.3%	76.8	150.9	(49.1%)
TOTAL	400.6	407.1

•	a $1.5 million decrease in our Dairy segment, mainly due to: (i) a 21.1% decrease in powder milk prices, from $3.8 thousand per ton in 2014 to $3.0 thousand per ton in 2015; and (ii) a 46.6% decrease in the volume of powder milk sold, from 770.5 tons in 2014 to 475.5 tons in 2015.

Partially offset by:

•	a $2.9 million increase in our Crops segment, mainly due to the sale of 5.9 thousand tons of soybean meal at a price of $353.4 per ton during 2015.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	(2,635)	(68,594)	(1,468)	(603)	(248,698)	(321,998)
2014	-	(81,853)	(3,014)	(842)	(249,733)	(335,442)

Cost of manufactured products sold and services rendered decreased 4.0%, from $335.4 million in 2014 to $321.9 million in 2015. This decrease was primarily due to:

•	a $13.3 million decrease in our Rice segment mainly due to: (i) a decrease of 25.0% in the volume sold; partially offset by an 11.7% increase in our unitary cost from $346.8 per ton of rough rice in 2014 to $387.5 per ton of rough rice in 2015 due to the appreciation in real terms of the Argentine Peso;

•	a $2.6 million decrease in our Crops Segment mainly due to the commercialization of soybean meal;and

•	a $1.5 million decrease in our Dairy segment mainly due to a 46.6% decrease in the volume of powder milk sold.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	151,652	481	31,562	-	-	183,695
2014	177,473	2,346	30,020	-	-	209,839

Sales of agricultural produce and biological assets decreased 12.5%, from $209.8 million in 2014, to $183.7 million in 2015, primarily as a result of:

•	A $25.8 million decrease in our Crops segment mainly driven by (i) the general decrease in the price of grains sold: soybean decreased 24.7%, from $352.8 per ton in 2014 to $265.5 per ton in 2015, corn decreased 20.0%, from $186.8 per ton in 2014 to $149.5 per ton in 2015, and wheat decreased 20.4%, from $218.0 per ton in 2014 to $173.5 per ton in 2015; (ii) a 24.9% decrease in the volume of corn sold, from 373.3 thousand tons in 2014 to 280.4 thousand tons in 2015, as a result of a 3.7% decrease in corn yields, from 5.9 in 2014 to 5.7 in 2015. These decreases were partially offset by (i) a 25.9% increase in soybean volume sold due to higher soybean yields, from 2.7 tons per hectare in 2014 to 3.2 in 2015, for soybean first crop and from 1.7 in 2014 to 2.5 in 2015 for soybean second crop; and (ii) an increase in the volume of wheat sold, from 40.5 tons in 2014 to 25.8 in 2015, as a result of higher stocks carried from previous periods.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2015	2014	% Chg	2015	2014	% Chg	2015	2014	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	75.4	79.5	(5.2%)	283.8	225.4	25.9%	265.5	352.8	(24.7%)
Corn (1)	41.9	69.7	(39.9%)	280.4	373.3	(24.9%)	149.5	186.8	(20.0%)
Cotton lint	3.3	9.1	(63.5%)	5.0	12.5	(60.2%)	666.9	726.0	(8.1%)
Wheat (2)	16.8	8.8	89.9%	96.5	40.5	138.6%	173.5	218.0	(20.4%)
Sunflower	12.7	10.0	26.4%	25.8	24.0	7.7%	490.3	417.8	17.4%
Others	1.6	0.3	433.3%
Total	151.7	177.5	(14.5%)

(1)	Includes sorghum, pop corn and peanut.
(2)	Includes barley

Partially offset by:

•	A 5.1% increase in our Dairy segment, from $30.0 million in 2014 to $31.6 million in 2015. This increase is explained by a 18.5% increase in the amount of liters of fluid milk sold, from 72.8 million liters in 2014 to 86.2 million liters in 2015 as a result of: (i) a 3.4% increase in our milking cow herd, from an average of 6,440 heads in 2014 to an average of 6,658 heads in 2015, driven by enhanced reproductive indicators at our two free-stall dairy facilities; and (ii) a 7.8% increase in cow productivity, from 33.8 liters per day per cow in 2014 to 36.4 liters per day per cow in 2015 due to enhanced operating efficiencies. The increase in the amount of liters sold was partially offset by a 14.5% decrease in milk prices, from $0.38 per liter in 2014 to $0.33 per liter in 2015.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	11,561	2,822	7,542	1,135	13,809	36,869
2014	40,267	8,559	9,891	179	(31,751)	27,145

Initial recognition and changes in fair value of biological assets and agricultural produce increased from $27.1 million in 2014 to $36.9 million in 2015, primarily due to:

•	a $45.6 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $26.9 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $14.3 million in 2014 to a gain of $12.6 million in 2015, mainly generated by: (i) an increase in projected sugarcane yields due to enhancements in our agricultural operation,; and (ii) an increase in projected prices for harvested sugarcane, from a 7% increase in 2014 projected prices for sugarcane in Brazilean Reais terms, compared to an increase of 19% in 2015, assumed in our DCF model used to calculate the fair value of the sugarcane plantation.

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from a loss of $17.4 million in 2014 to a gain of $1.2 million in 2015 due to: (i) the increase in yields from 80.8 tons per hectare in 2014 to 93.0 tons per hectare in 2015; and (ii) a reduction in harvesting and manteinance costs due to the the Brazilean Real depreciation.

-	Of the $13.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $12.7 million gain represents the unrealized portion, as compared to the $17.6 million loss unrealized portion of the $31.8 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $28.7 million decrease in our Crops segment mainly due to:

-	a $30.7 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $41.2 million in 2014 to a gain of $10.5 million in 2015, mainly due to the decrease in commodity prices.

-	a $2.0 million increase in the recognition at fair value less cost to sell for non-harvested crops, from a loss of $0.9 million in 2014 to a gain of $1.1 million in 2015, explained by: (i) higher projected corn yields as of December 2015 due to favourable weather forecast; (ii) and lower costs due to the operating efficiencies gained coupled with the depreciation of the Argentine Peso as of December 2015.

-	Of the $11.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $2.2 million represent the unrealized portion, as compared to the $2.8 million unrealized gain of the $40.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $5.7 million decrease in our Rice segment mainly due to :

-	a $9.5 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $12.2 million in 2014 to a gain of $2.7 million in 2015 mainly due to; (i) a 14.2% decrease in yields from 5.9 tons per hectare in 2014 to 5.1 tons per hectare in 2015; and (ii) higher costs in 2015 due to the strenghtening of local currency; partially offset by the increase in area under production, from 35.3 thousand hectares in 2014 to 37.6 thousand hectares in 2015

-	Offset by, a $3.7 million increase in the recognition at fair value less cost to sell of biological assets planted as of December 2015, from a loss of $3.5 million to a gain of $0.2 million in 2015 due to the depreciation of the Argentine peso.

-	Of the $2.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $2.2 million gain represents the realized portion, as compared to the $10.9 million gain realized portion of the $8.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $2.3 million decrease in our Dairy segment mainly due to:

-
a $1.3 million decrease in the recognition at fair value less cost to sell of fluid milk, from a gain of $8.8 million in 2014 to a gain of $7.5 million in 2015, mainly due to a 13.2% decrease in milk prices from $0.38 per liter in 2014 to $0.33 per liter in 2015.

-
Of the $7.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $7.5 million gain represents the realized portion of such gain, as compared to the $8.8 million realized gain portion of the $9.9 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $1.0 million increase in our All Other Segments as a result of a higher valuation of our coffee biological asset. We own 728 hectares of coffee trees which we leased under an 8-year lease agreement.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	14,691	-	-	-	-	14,691
2014	3,401	-	-	-	-	3,401

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which affects its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from $3.4 million in 2014 to $14.7 million in 2015. This increase is mainly explained by the strong decrease in commodity prices during 2014 compared to more stable prices in 2015.

General and Administrative Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2015	(3,987)	(3,136)	(1,451)	(74)	(18,301)	(21,476)	(48,425)
2014	(4,343)	(3,218)	(1,554)	(166)	(22,054)	(21,360)	(52,695)

Our general and administrative expenses decreased 8.1%, from $52.7 million in 2014 to $48.4 million in 2015, mainly explained by depreciation of the Brazilean Real.

Selling Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2015	(5,672)	(12,592)	(663)	(49)	(50,729)	(563)	(70,268)
2014	(4,201)	(14,367)	(596)	(29)	(57,815)	(1,856)	(78,864)

Selling expenses decreased 10.9%, from $78.9 million in 2014 to $70.3 million in 2015. The $7.1 million decrease in our Sugar, Ethanol and Energy segment is mainly explained by the impact of the depreciation of the Brazilean Real in our freight expenses. The $1.7 million decrease in our Rice segment is explained by lower volumes of white rice sold in international market.

Other Operating Income, Net

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2015	16,422	600	(479)	6	6,340	7,914	263	31,066
2014	356	480	437	(190)	10,911	-	(17)	11,977

Other operating income, net increased 159.4% from $12.0 million in 2014 to $31.1 million in 2015, primarily due to:

•	a $16.1 million increase in our Crops segment mainly explained due to the mark-to-market effect of outstanding hedge positions.

•	a $7.9 million increase in our Land Transformation segment due to the sale of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of $12.6 million.

•	a $4.6 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of outstanding hedge positions;

Share of Loss of Joint Ventures

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2015	(2,685)	-	-	-	-	-	-	(2,685)
2014	(924)	-	-	-	-	-	-	(924)

Our share of loss of Joint Ventures increased from a loss of $0.9 million in 2014 to a loss of $2.7 million in 2015. This result is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower. This loss is mainly explained by the nominal depreciation of the Argentine peso that affects on CHS AGRO’s dollar denominated debt.

Financial Results, Net

Our financial results, net decreased from a loss of $79.2 million in 2014 to a loss of $107.7 million in 2015, primarily due to: (i) a $23.4 million mainly non-cash loss in 2015, compared to a $9.2 million non-cash loss in 2014, mostly generated by the impact of the Brazilean Real fluctuation on our dollar denominated debt and the portion of the loss that was transferred to equity, in connection with our adoption of cash flow hedge accouting under IAS 39 effective July 1, 2013. Additionally, during the period a $32.7 million loss was reclassified from Equity to the “Financial Result, net” line item in 2015, in comparison with the $12.0 million loss that was reclassified in 2014. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements; and (ii) $4.4 million loss in 2015 compared to a $3.2 million loss in 2014, primarily resulting from the mark to market of our currency hedge derivatives. The loss was partially offset by lower interest expenses, from a loss of $54.9 million in 2014 to $49.5 million in 2015.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2015	2014
	(In $ thousand)		% Change
Interest income	8,201	7,068	16.0%
Interest expense	(49,491)	(54,915)	9.9%
Foreign exchange losses, net	(23,423)	(9,246)	(153.3%)
Cash flow hedge – transfer from equity	(32,700)	(12,031)	(171.8%)
Loss from interest rate /foreign exchange rate derivative financial instruments	(4,437)	(3,232)	(37.3%)
Taxes	(3,358)	(3,731)	10.0%
Other Income/(Expenses)	(2,532)	(3,094)	18.2%
Total Financial Results	(107,740)	(79,181)	36.1%

Income Tax (expense) / benefit

Our consolidated income tax expense totaled $3.7 million in 2015, compared to a tax benefit $6.1 million in 2014.

For the year ended December 31, 2015, we recognized a consolidated income tax expense of $3.7 million on gain before income taxes of $22.1 million. For the comparable 2014 period, we recognized a consolidated income tax expense of $6.1 million on gain before income taxes of $8.5 million. The effective tax rates were 17.0% and 71.5% for the years ended December 31, 2015 and 2014 respectively, mainly due to a tax loss carryforward not recognized in Brazil during 2014 due to projections by the Company about the possibility to apply this tax loss carryforward in the future, and the impact of the non taxable gains, related to gains from derivatives in Uruguay.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Years ended December 31, 2015 and 2014

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2015, and 2014.

	Year ended December 31,
	2015	2014
	(in thousands of $)
Cash and cash equivalent at the beginning of the year	113,795	232,147
Cash and cash equivalent at the end of the year	198,894	113,795
Net cash generated from operating activities	153,914	133.133
Effect of exchange rate changes on cash and cash equivalents	(27,449)	(11,320)
Net cash used in investing activities	(133,779)	(313,454)
Net cash generated from financing activities	92,413	73,289

Operating Activities

Year ended December 31, 2015

Net cash generated by operating activities was $153.9 million for the year ended December 31,2015. During this year, we generated a net income of $18.4 million that included non-cash charges relating primarily to depreciation and amortization of $71.3 million, interest and other financial expenses, net of $43.8 million, $16.9 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”, $17.7 million gain from our derivatives positions from derivative financial instruments and forwards, $23.4 million of foreign exchange losses; and $32.7 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting. In summary, the main drivers for the cash flow generated by operating activities were the profits from operations of our Sugar, Ethanol business and gain from our derivatives positions.

Year ended December 31, 2014

Net cash generated by operating activities was $133.1 million for the year ended December 31, 2014. During this year, we generated a net income of $2.4 million that included non-cash charges relating primarily to depreciation and amortization of $89.7 million, interest and other financial expenses, net of $50.9 million, $15.8 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”, $9.2 million of foreign exchange losses; and $12.0 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the adoption of cash flow hedge accounting under IAS39.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $49.1 million, primarily due to an increase in trade and other receivables (due to the buildup of working capital related to the expansion of Sugar and Ethanol operations, mainly advances to suppliers and long term tax credits related to the construction of the Ivinhema mill), and an increase in ethanol inventories (as a consequence of the decision to capture better prices) totaling $60.6 million. These effects were partially offset by an increase of $21.6 million in liabilities.

Investing Activities

Year ended December 31, 2015

Net cash used in investing activities totaled $133.7 million in the year ended December 31, 2015, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the completion of of the second phase of Ivinhema mill), totaling $97.7 million; $48.9 million in biological assets related mainly to the expansion and replacement of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were mainly related to the sale of La Cañada farm for an amount of $12.6 million and to the interest income for an amount of $8.2 million.

Year ended December 31, 2014

Net cash used in investing activities totaled $313.5 million in the year ended December 31, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $207.7 million; $110.9 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were related to interest income of $7.1 million.

Financing Activities

Year ended December 31, 2015

Net cash provided by financing activities was $92.4 million in the year ended December 31, 2015 primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development of $299.3 and $211.0 million, respectively; and from the sale of non-controlling interest in subsidiaries for $22 million. All these effects were partially offset by payments of long and short term borrowings for $165.5 and $208.3 million, respectively. During this period, interest paid totaled $48.4 million.

Year ended December 31, 2014

Net cash provided by financing activities was $73.3 million in the year ended December 31, 2014 primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development of $180.0 and $152.2 million, respectively; and from the sale of non-controlling interest in subsidiaries for $49.3 million. All these effects were partially offset by payments of long and short term borrowings for $177.0 and $70.2 million, respectively. During this period, interest paid totaled $48.9 million. We also used $13.0 million in the repurchase of our own shares.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2015, our cash and cash equivalents amounted to $198.9 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2015	2014

Fixed rate:
Less than 1 year(l)	89,918	95,524
Between 1 and 2 years	31,096	45,518
Between 2 and 3 years	30,197	41,685
Between 3 and 4 years	22,497	25,809
Between 4 and 5 years	18,779	39,992
More than 5 years	34,492	87,219
Total fixed rate:	226,979	335,747
Variable rate:
Less than 1 year(l)	149,559	111,371
Between 1 and 2 years	109,488	130,426
Between 2 and 3 years	102,351	80,199
Between 3 and 4 years	79,341	13,154
Between 4 and 5 years	44,233	7,346
More than 5 years	11,109	19,683
Total variable rate:	496,081	362,179
Total:	723,060	697,926

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2016 and April 2024 and bear either fixed interest rates ranging from 2.50% to 18.76% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.81% to 18.25% per annum. At December 31, 2015 LIBOR (six months) was 0.85% (2014: 0.37%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2016 and November 2019 and bear either fixed interest rates ranging from 0.10% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate of 9.90% per annum for those borrowings denominated in Argentine Pesos.

Brazilian Subsidiaries
The main loans of the Company’s Brazilian Subsidiaries identified below are:
		Nominal amount		Capital Outstanding
Bank	Grant Date			2015			2014	Maturity date	Annual Interest Rate
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	$	R151.0	$	R45.6	11.7	23.6	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%
Banco Do Brasil (2)	July 2010	$	R70.0	$	R40.1	10.3	18.1	July 2020	10% with 15% of bonus performance
Banco Do Brasil (3)	October 2012	$	R130.0	$	R128.5	32.9	48.9	November 2022	2.94% with 15% of bonus performance
Itau BBA FINAME Loan (4)	December 2012	$	R45.9	$	R36.4	9.3	15.7	December 2022	2.50%
Itau BBA (5)	March 2013	$	R75.0	$	R36.3	9.3	13.7	March 2019	CDI + 3.2%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (6)	September 2013		US$ 90		-	63.0	72.0	July 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaú BBA Finem Loan (7)	September 2013	$	R273.0	$	R260.3	66.7	95.5	January 2023	6,62%
BNDES Finem Loan (8)	November 2013	$	R215.0	$	R191.0	48.9	78.3	January 2023	3,73%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (9)	March 2014		US$ 100		-	66.7	100.0	December 2017	LIBOR 3M plus 4.20%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (10)	January 2015		US$ 160		-	160.0	-	December 2018	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (11)	August 2015		US$ 110		-	110.0	-	December 2019	LIBOR 3M plus 4.65%
Bradesco (12)	May 2012		US$ 11.7		-	3.9	7.8	December 2016	7.20%

(1)
Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S.A.; and (iii) liens over the Angélica mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Sapálio farm; and (ii) liens over the Angélica mill and equipment.

(3)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(4)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; (iii) a second degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.

(5)	Collateralized by power sales contract.

(6)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.

(7)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; (iii) a second degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.

(8)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(9)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.

(10)
Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca, Ouro Verde and Bela Manhã farms, (ii) pledge of sugarcane and ethanol, and (iii) sales contracts.

(11)	Collateralized by (i) a first-degree mortgage of the Rio de Janeiro farm.

(12)	Collateralized by (i) liens over the Monte Alegre mill and equipment.

Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

•••	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20 million tranche (“Tranche A”) and a five-year US$ 60 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively. Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 5.70% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 24.77 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

The above-mentioned loans of our Argentinian and Brazilian subsidiaries contain customary financial operating, and other restrictive covenants which among other things require the borrower to (in certain circumstances) maintain specified financial ratios and limit our subsidiaries’ ability to, among other things, incur debt or sell assets and pay dividends or make other distributions to us. The financial covenants are measured in accordance with generally accepted accounting principles in Brazil or Argentina, as applicable.

During 2015 and 2014, our subsidiaries were in compliance with all financial covenants under the above-mentioned loans.

Short-term Debt

As of December 31, 2015, our short term debt totaled $239.69 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2015:
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Bank loans (1)	275.7	176.7	372.7	66.7	891.8
Leases and agricultural partnership	32.7	20.9	37.1	-	90.7
Total	308.4	197.6	409.8	66.7	982.5

(1)	Includes interest.